PROSPECTUS SUPPLEMENT

(to prospectus dated September 16, 2009 and the prospectus supplements dated

September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010,

January 14, 2010, and April 14, 2010)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/ 8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8 % Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, January 14, 2010, and April 14, 2010.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Reports on Form 10-Q filed with the SEC on October 9, 2009, January 14, 2010 and April 14, 2010 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is June 28, 2010.

BIOMET ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2010 PRELIMINARY NET SALES RESULTS

WITH DETAILS REGARDING TIMING OF FULL FINANCIAL RELEASE AND CONFERENCE CALL

WARSAW, Ind., June 28, 2010 – Biomet, Inc. announced today fourth quarter and fiscal year 2010 preliminary net sales results for the year ended May 31, 2010.

Fourth Quarter Preliminary Net Sales Results

•	Net sales increased 10% to $703 million worldwide and increased 8% in the U.S.

•	Reconstructive sales increased 12% worldwide, with 11% U.S. growth

•	Knee sales increased 15% worldwide and grew at a rate of 11% in the U.S.

•	Hip sales increased 10% worldwide, with growth of 8% in the U. S.

•	Extremity sales increased 35% worldwide and increased 48% in the U.S.

Net sales increased 10% to $702.5 million during the fourth fiscal quarter ended May 31, 2010 from $639.3 million during the fourth quarter of fiscal year 2009.

U.S. sales increased 8% during the fourth quarter to $423.2 million; Europe sales increased 4% to $186.4 million; and International (primarily Canada, South America, Mexico and the Pacific Rim) sales grew 36% to $92.9 million.

Reconstructive product sales increased 12% worldwide and increased 11% in the United States during the fourth quarter.

During the fourth quarter of fiscal year 2010, knee sales increased 15% worldwide and increased 11% in the U.S. Hip sales increased 10% worldwide during the fourth quarter and grew 8% in the U.S. Extremity sales increased 35% worldwide, with a growth rate of 48% in the U.S. during the fourth quarter.

Dental reconstructive device sales increased 4% worldwide during the fourth quarter of fiscal year 2010, with growth of 4% in the U.S.

Fixation sales increased 7% worldwide and increased 3% in the U.S. during the fourth quarter. Growth of internal fixation and craniomaxillofacial fixation sales was partially offset by decreased sales of external fixation and electrical stimulation devices.

Spine sales increased 1% worldwide during the fourth quarter and increased 1% in the U.S. During the fourth quarter, spinal stimulation sales growth was positive, while sales decreased for the spine hardware and orthobiologics product category.

Sales of “other” products increased 4% worldwide and increased 4% in the U.S during the fourth quarter. Double-digit sales growth of sports medicine products was partially offset by decreased sales of softgoods and bracing products.

The following table provides fourth quarter net sales performance by product segment:

	Fourth Quarter Net Sales Performance
	Worldwide Reported Quarter 4 - 2010	Worldwide Reported Growth %	United States Growth %

Reconstructive	$525.0	12%	11%

Hips		10%	8%
Knees		15%	11%
Extremities		35%	48%
Dental		4%	4%
Other		10%	5%

Fixation	62.5	7%	3%
Spine	62.0	1%	1%
Other	53.0	4%	4%

Total Sales	$702.5	10%	8%

Biomet’s President and Chief Executive Officer Jeffrey R. Binder remarked, “We were happy to end a solid year with a strong sales quarter. We look forward to sharing our fourth quarter and full fiscal year results on July 13th.”

Full Year Preliminary Net Sales Results

•	Net sales increased 8% to $2.698 billion worldwide, with U.S. growth of 8%

•	Reconstructive sales increased 9% worldwide and grew 10% in the U.S.

•	Knee sales increased 13% worldwide and increased 11% in the U.S.

•	Hip sales increased 7% worldwide and increased in the U.S. at a rate of 6%

•	Extremity sales increased 29% worldwide, with 44% U.S. growth

For the twelve months ended May 31, 2010, net sales increased 8% to $2.698 billion from $2.504 billion for fiscal year 2009.

During fiscal year 2010, U.S. sales increased 8% to $1,644.1 million; Europe sales increased 2% to $728.8 million; and International sales (primarily Canada, South America, Mexico and the Pacific Rim) grew at a rate of 23% to $325.1 million.

Reconstructive product sales increased 9% worldwide during fiscal year 2010 and increased 10% in the United States.

Knee sales increased 13% worldwide and increased 11% in the United States during fiscal year 2010. Hip sales increased 7% worldwide during fiscal year 2010 and increased 6% in the United States. Extremity sales increased 29% worldwide during fiscal year 2010 and increased 44% in the U.S.

Dental reconstructive device sales decreased 2% worldwide during fiscal year 2010 and decreased 2% in the United States.

Fixation sales increased 2% worldwide during fiscal year 2010 and decreased 1% in the United States. During fiscal year 2010, product categories that contributed to fixation sales growth were craniomaxillofacial fixation and internal fixation.

Spine product sales increased 6% worldwide during fiscal year 2010, with growth of 6% in the United States.

Sales of “other” products increased 1% worldwide, with 4% growth in the United States primarily due to continued strong market demand for Biomet’s sports medicine products. Double-digit sales growth for sports medicine products during fiscal year 2010 was offset by decreased sales of softgoods and bracing products.

The following table provides full year net sales performance by product segment:

	Full Year Net Sales Performance
	Worldwide Reported Full Year - 2010	Worldwide Reported Growth %	United States Growth %

Reconstructive	$2,024.5	9%	10%

Hips		7%	6%
Knees		13%	11%
Extremities		29%	44%
Dental		-2%	-2%
Other		10%	10%

Fixation	237.8	2%	-1%
Spine	236.2	6%	6%
Other	199.5	1%	4%

Total Sales	$2,698.0	8%	8%

Conference Call Details

In conjunction with the fourth quarter and full fiscal year 2010 financial release, you are invited to participate in the fourth quarter and fiscal year 2010 conference call on Tuesday, July 13th, 2010, at 4:30 p.m. Eastern.

Individuals wishing to participate in the conference call may dial (800) 230-1059. International callers should dial (612) 234-9960. The confirmation number for the call is 162971.

Financial Schedule Presentation

The Company’s unaudited other financial data included in this press release for the three and twelve months ended May 31, 2010 and 2009 have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.